SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12b-25

                   Commission File Number 000-49856

                       NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-KSB  || Form 11-K  || Form 20-F  || Form 10-Q || Form N-SAR

                   For Period Ended: December 31, 2003

        | |  Transition Report on Form 10-K
        | |  Transition Report on Form 20-F
        | |  Transition Report on Form 11-K
        | |  Transition Report on Form 10-Q
        | |  Transition Report on Form N-SAR

   For the Transition Period Ended:___________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________


                              PART I
                      REGISTRANT INFORMATION

Weston Technologies Corp.
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Full name of registrant

N/A
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Former name if applicable

80 Wall Street, Suite 818,
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Address of principal executive office (Street and number)

New York, NY 10005
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City, state and zip code


                            PART II
                       RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   |  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   |  (b)  The subject annual report, semi-annual report, transition report on Form10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |   |  (c)  The accountant's statement or other exhibit required by
              Rule12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's financial statements to be included with its Annual Report on Form 10KSB for the year ended December 31, 2003 are currently being audited by its newly engaged auditors. The Company requires additional time to complete the subject Form 10KSB.



                                  PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Yin Sen Wong                       (212) 809-1200
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           (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).               |X| Yes        | |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                        |X| Yes        | |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Between March 2002 and October 2003, the Company had no operations, except for necessary administrative matters and filing of periodic reports with the Commission as required by the Securities and Exchange Act of 1934. On October 15, 2003, the Company entered into a share exchange agreement with shareholders of Best Partners Worldwide Ltd., pursuant to which the Company agreed to issue 440,775 shares of its common stock and 5-year warrants to purchase 43,636,725 shares of its common stock at an exercise price of $.001 per share to BPW shareholders in exchange for all capital stock of BPW. Upon consummation of the transaction, BPW becomes a wholly-owned subsidiary of the Company.

BPW owns intangible assets of all the pending patents of the flameless and no-tar cigarette substitute. The Company believes that the pending patents may have potential for commercial use. As of December 31, 2003, BPW had not conducted any material business, nor had it generated any revenues or acquired any significant assets, other than purchasing certain office equipment, supplies and raw materials for the production of the flameless and no-tar cigarette substitute.

Upon consummation of the transaction on October 15, 2003, Mr. Yin Sen Wong, Mr. Hon Lik and Ms. Jacinta Sit were elected as directors. Mr. Wong serves as Chief Executive Officer and the Chairman of the Board of Directors.


                       Weston Technologies Corp.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 26, 2004                 By: /s/ Yin Sen Wong
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                                   Yin Sen Wong, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                             ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).


                        GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.